Exhibit 99.1

Ballard Appoints New Board Member

VANCOUVER, BC, Dec. 9, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that, effective December 9, 2021, the company has appointed Ms. Kathleen (Kathy) Bayless to the company's Board of Directors. Ms. Bayless will also serve on the Audit Committee of the Board of Directors.

Mr. Jim Roche, Chair of Ballard's Board of Directors said, "We are pleased to announce Ms. Kathleen Bayless as a new member to our Board. Kathleen brings impressive and complementary financial management experience with high growth, global organizations. Her experience and knowledge will provide relevant and valuable insight as Ballard transitions into a growth trajectory."

Ms. Bayless noted, "I am excited to be joining the Board of Directors of Ballard, a company focused on innovative fuel cell products to reduce global emissions. I look forward to applying my experience with high growth technology companies to support Ballard's ambitions to accelerate adoption of zero-emission hydrogen fuel cells while driving long-term shareholder value."

Ms. Bayless is currently a member of the Board of Directors and Audit Committee Chair for Veeco (NASDAQ: VECO), a publicly traded leader in process equipment solutions enabling the manufacture of semiconductors, LEDs and other products. Throughout her career, Ms. Bayless held executive positions in public technology companies of various sizes in the United States. Her most recent executive roles include Chief Financial Officer, Treasurer and Senior Vice President of Synaptics (NASDAQ: SYNA), a leading supplier of human interface semiconductor solutions, as well as Chief Financial Officer and Executive Vice President of Komag, a global supplier of magnetic recording media for hard disk drives. Ms. Bayless spent the first 15 years of her career at Ernst & Young, a leading global accounting and consulting firm.

Ms. Bayless holds her CPA in the state of California and received her B.S. in Business Administration, Accounting and Finance from California State University.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 09-DEC-21